NEWS RELEASE	ELD No. 12-16
TSX: NYSE: EGO ASX: EAU	June 22, 2012

Eldorado Gold Corporation

Announces Senior Management Promotions

VANCOUVER, BC –Eldorado Gold Corporation (“Eldorado”) (“the Company” or “We”) is pleased to announce, effective July 1, 2012, the appointment of Norm Pitcher to the position of President and Paul Skayman to the position of Chief Operating Officer.  Paul Wright will continue in his role as Chief Executive Officer.

Norm Pitcher was appointed Chief Operating Officer of Eldorado July 1, 2005. Prior to becoming COO, he was Vice President Exploration and Corporate Development of the Company responsible for exploration activities and identifying new business opportunities. A graduate of the University of Arizona with a B.Sc. in geology, Norm has over 30 years of experience in the mining industry and has extensive international experience in exploration, evaluation and exploitation of open pit and underground mineral deposits.

Paul Skayman joined Eldorado in 2005 from Afcan Mining Corporation where he provided leadership for the development of the Tanjianshan Gold Mine.  He was appointed Vice President, Operations in August 2008 and Senior Vice President, Operations in December 2009.  Paul holds a B.Sc. in Extractive Metallurgy from Murdoch University in Perth, Australia and has over 25 years of extensive international experience in the mining industry.

“These appointments are consistent with the Company’s recognition of the importance for succession planning and commitment to the ongoing strengthening of our organization.” commented Paul Wright, President & Chief Executive Officer.

Other appointments to senior corporate and international management positions are:

Doug Jones, Vice President, Operations, China is appointed to the position of Senior Vice President, Operations;

Dawn Moss, Vice President Administration & Corporate Secretary is appointed to the position of Executive Vice President & Corporate Secretary;

Lincoln Silva, General Manager, Brazil is appointed to the position of Vice President & General Manager, Brazil;

Eduardo Moura, Vice President, Corporate Development is appointed to the position of Vice President & General Manager, Greece;

David Bickford, General Manager, Turkey is appointed to the position of Vice President & General Manager, Turkey;

Nicolae Stanca, General Director, Deva Gold SA is appointed to the position of Vice President & General Manager, Romania.

About Eldorado Gold

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey China, Brazil, Greece and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul  N. Wright

President & Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to, Eldorado Gold Corporation Senior Management Promotions.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Nancy Woo, VP Investor Relations Eldorado Gold Corporation Phone: 604.601.6650 or 1.888.353.8166 Fax: 604.687.4026 Email: nancyw@eldoradogold.com	1188, 550 Burrard Street Vancouver, BC V6C 2B5 Web site: www.eldoradogold.com

Request for information packages: reception@eldoradogold.com